AerCap Aviation Solutions B.V.

AerCap Holdings N.V.
AerCap House,

Stationsplein 965,

1117 EC

Schiphol, The Netherlands

September 19, 2012

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 AerCap Aviation Solutions B.V.

AerCap Holdings N.V.

Registration Statement on Form F-4, File Number  333-182169 and 333-182169-01

Acceleration Request

Requested Date: September 21, 2012

Requested Time: 2:00 P.M. Eastern Daylight Time

Dear Mr. Ingram:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AerCap Aviation Solutions B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, and AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (collectively, the “Registrants”), hereby respectfully request the above-referenced Registration Statement to be declared effective on the “Requested Date” at the “Requested Time” set forth above, or as soon thereafter as practicable.

As requested by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in connection with this request the Registrants acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Denaro at (212) 530-5431 or Michael Lee at (212) 530-5586 of Milbank, Tweed, Hadley & McCloy LLP once the above-referenced Registration Statement has been declared effective.

Sincerely yours,

/s/ Gordon Chase
Gordon Chase
Head of Corporate Legal